U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person*
          Lozelle             James                  R.
          (Last)              (First)             (Middle)

                         13 Regent Drive
                              (Street)

        Ann Arbor                MI               48104
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     7/99

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     _X__ Director                      ___ 10% Owner
     _X__ Officer (give title below)    ___ Other (specify below)
          -Executive Vice President

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)
     a. Common Stock
     b. Common Stock
     c. Common Stock

2.   Transaction Date (Month/Day/Year)
     a. 7/21/99
     b. 7/27/99
     c. 7/27/99

3.   Transaction Code (Instr. 8)
          Code      a. C
                    b. S
                    c. S
          V         a. -
                    b. -
                    c. -

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount         a. 30,000
                         b.  2,000
                         c. 18,000
          (A) or (D)     a. (A)
                         b. (D)
                         c. (D)
          Price          a. $ 3.035
                         b. $27.00
                         c. $25.9444

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
     14,000

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     (D)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)
                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)
     Convertible Promissory Note

2.   Conversion or Exercise Price of Derivative Security
     $3.035

3.   Transaction Date (Month/Day/Year)
     7/20/99

4.   Transaction Code (Instr. 8)
          Code      C
          V         -

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)       -
          (D)  $91,050

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable    5/4/95
          Expiration Date     5/2/03

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title                         Common Stock
          Amount or Number of Shares    30,000

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
     163,882

10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)
     (D)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:



                                     /s/ Michael G. Wooldridge            8/9/99
                                     **Signature of Reporting Person        Date
                                     Michael G. Wooldridge for
                                     James R. Lozelle

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.